September 14, 2018

Mr. Robert Starr
Chief Financial Officer
Kaman Corporation
1332 Blue Hills Avenue
Bloomfield, Connecticut 06002

       Re: Kaman Corporation
           Form 10-K for the Year Ended December 31, 2017
           Filed February 27, 2018
           Form 10-Q for the Period Ended June 29, 2018
           Filed August 8, 2018
           File No. 1-35419

Dear Mr. Starr:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2017

General

1. You state on page 43 of the 10-K that you provide composite components and bearings products for Airbus platforms including the Airbus A320. A document titled "Orders,
      Deliveries, Operators - Worldwide" on the Airbus website identifies Sudan Airways and
      Syrian Air as having ordered, having taken delivery of, and operating Airbus A320 aircraft.

      Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us
 Mr. Robert Starr
FirstName LastNameMr. Robert Starr
Kaman Corporation
Comapany 14, 2018
September NameKaman Corporation
September 14, 2018 Page 2
Page 2
FirstName LastName
         the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, including contacts with their governments, whether through subsidiaries, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements.
         Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.
Form 10-Q for the period ended June 29, 2018

Financial Statements
3. Significant Accounting Policies Update
Revenue Recognition, page 9

2. We note that you recognize revenue at a point in time for your K-MAX program with revenue now being recognized upon delivery to the customer. Please tell us, and disclose, if material, the significant judgments you made in determining that this is the appropriate point to recognize revenue. Refer to ASC 606-10-25-30 and 606-10-50-19. Also, in order for us to better understand the change in your accounting policy for this program, please provide us your analysis regarding why the timing of revenue recognition for the K-MAX program changed from cost-to-cost revenue recognition under percentage-of-completion accounting to the point-in-time method. Refer to ASC 606-10-25-27 through 29. Please specifically address your consideration of any customer deposits and customer specifications for this program, as applicable.

13. Commitments and Contingencies
Offset Agreement, page 25

3. In regard to your disclosures related to the offset agreement, please more fully address the following:
           explain how the notional value was determined;
           clarify how and when you expect to satisfy the terms of this agreement and when and by who your satisfaction of this agreement will be determined; and clarify when and how you expect to account for this agreement in your financial
             statements.



       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Mr. Robert Starr
Kaman Corporation
September 14, 2018
Page 3

absence of action by the staff.

      You may contact Ernest Greene at 202-551-3733 or Anne McConnell at
202-551-
3709 with any questions.



                                                      Sincerely,
FirstName LastNameMr. Robert Starr
                                                      Division of Corporation
Finance
Comapany NameKaman Corporation
                                                      Office of Manufacturing
and
September 14, 2018 Page 3                             Construction
FirstName LastName